Exhibit 1

Dear Michael:

I don’t have to detail for you the Vice Chancellor’s decision on Tuesday, May 14th.  You have already re-noticed the shareholders meeting (had a meeting, adjourned it and set the new meeting for June 14th) and have called a board meeting for Friday, May 17th to re-review and seek approval of our transaction.  As you know the Vice Chancellor has held that we have no transaction to date because of improper notice and other reasons set forth in his opinion.

We have discussed the Vice Chancellor’s opinion and Kalisman’s position internally over the past 48 hours with the advice of counsel.

Here’s what we are willing to do:

1.      I will participate in the board meeting on May 17th per your schedule.

2.      Yucaipa is willing to do the deal as originally proposed (but not yet approved) with one additional but important condition.

3.      The condition to getting this transaction signed and closed is that Yucaipa wants the company to offer to the OTK/Kalisman group the option to join with Yucaipa to provide a portion of a full backstop for the Rights Offering, but limit the OTK/Kalisman group to 32% of the company’s common stock — this would include the OTK/Kalisman group current ownership interest.  Therefore, by way of example, if Yucaipa and the OTK/Kalisman group were required to make purchases as part of the backstop of the Rights Offering, Yucaipa would be limited to the percentage set forth in its standstill agreement and OTK/Kalisman would be subject to a standstill limiting their total holdings to 32% of outstanding company shares (but not prohibiting their pending proxy solicitation).  This offer to OTK/Kalisman would have to be made in writing and be accepted or rejected within 10 days of the date it is received by the OTK/Kalisman group.  Yucaipa would be willing, if OTK joins in providing the backstop obligation, to let them take the first 32% of the outstanding shares (or that amount of stock that would give them 32% of the outstanding shares in total including existing ownership).   This would give them a priority, i.e. they would go first which would give them the best chance of buying more stock.  In addition if the company wishes, it can downsize the Rights Offering to $75 million - this is totally your option.

4.     As a further condition related to OTK/Kalisman’s optional participation in the backstop, they would be required to purchase in the Rights Offering, their pro rata share of common stock.  However, in no event would the total holdings of OTK/Kalisman exceed 32% as mentioned previously.

5.  We feel it’s important for your proxy material to reference the offer from [redacted] - this really needs to be in.

If you have questions or want to discuss this correspondence, please let me know.

I assume you will share this with all relevant parties including the company’s directors.

Robert P. Bermingham
General Counsel
The Yucaipa Companies